UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        Wuhan General Group (China), Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    982569105
             -------------------------------------------------------
                                 (CUSIP Number)


                                August 14, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982569105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Adam Benowitz

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF               5.  SOLE VOTING POWER                             0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                   2,309,068
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                        0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER              2,309,068

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,309,068

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     IN

CUSIP No. 982569105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF               5.  SOLE VOTING POWER                             0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                   2,309,068
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                        0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER              2,309,068

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,309,068

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     9.9%

12.  Type of Reporting Person (See Instructions)

     IA

CUSIP No. 982569105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity Master Fund, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF               5.  SOLE VOTING POWER                             0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                   2,049,104
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                        0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER              2,049,104

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,049,104

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     8.8%

12.  Type of Reporting Person (See Instructions)

     CO

CUSIP No. 982569105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity China Fund Limited

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Guernsey

NUMBER OF               5.  SOLE VOTING POWER                             0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                     259,964
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                        0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER                259,964

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     259,964

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     1.1%

12.  Type of Reporting Person (See Instructions)

     CO

CUSIP No. 982569105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity China LP

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Guernsey

NUMBER OF               5.  SOLE VOTING POWER                             0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                     259,964
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                        0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER                259,964

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     259,964

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     1.1%

12.  Type of Reporting Person (See Instructions)

     PN

CUSIP No. 982569105

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Vision Opportunity China GP Limited

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Guernsey

NUMBER OF               5.  SOLE VOTING POWER                             0
SHARES
BENEFICIALLY            6.  SHARED VOTING POWER                     259,964
OWNED BY EACH
REPORTING               7.  SOLE DISPOSITIVE POWER                        0
PERSON WITH:
                        8.  SHARED DISPOSITIVE POWER                259,964

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     259,964

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     1.1%

12.  Type of Reporting Person (See Instructions)

     CO

                                EXPLANATORY NOTE

The Filers (as defined below) are filing this Statement on Schedule 13G (this "Statement") voluntarily, as of August 14, 2008, in connection with the effectiveness of the Issuer's Registration Statement on Form 8A on July 16, 2008. All of the securities reported herein were owned by the Filers on July 16, 2008 and have been continuously owned by the Filers since such date.

Item 1.

(a)      The name of the issuer is Wuhan General Group (China), Inc. (the
         "Issuer").

(b) The principal executive offices of the Issuer are located at Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone, Wuhan, Hubei 430200, People's Republic of China.

Item 2.

(a) This Statement is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Master Fund"), (ii) Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the "China Fund" and, together with the Master Fund, the "Funds"), (iii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the "China Fund GP"), which serves as the general partner of the China Fund, (iv) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the "China Fund Ltd."), which controls the China Fund GP, (v) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Master Fund and the China Fund Ltd. and (vi) Adam Benowitz, the Managing Member of the Investment Manager (all of the foregoing, collectively, the "Filers"). Each Fund is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own all of the respective shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Funds voting and dispositive power with respect to such shares and the China Fund GP and China Fund Ltd. may be deemed to share with the China Fund voting and dispositive power with respect to such shares owned by the China Fund. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)      The principal business office of the Master Fund is:

         c/o Citi Hedge Fund Services (Cayman) Limited
         P.O. Box 1748
         Cayman Corporate Centre
         27 Hospital Road, 5th Floor
         Grand Cayman KY1-1109
         Cayman Islands

         The principal business office of each of the Investment Manager and Mr. Benowitz is:

         20 West 55th Street, 5th Floor
         New York, New York 10019
         USA

         The principal business office of each of the China Fund, the China Fund GP and the China Fund Ltd. is:

         Suites 13 and 15
         Sarnia House
         Le Truchot
         St Peter Port
         Guernsey GY1 4NA

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of August 14, 2008 and is based on 22,857,711 shares of Common Stock outstanding as of August 11, 2008, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 13, 2008.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the
                                           Master Fund


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP (for itself and as
                                           general partner of the China Fund)
                                           and the China Fund Ltd.

                                  EXHIBIT INDEX

Exhibit No.     Document

    1           Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Wuhan General Group (China), Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: August 14, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.

                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the
                                           Master Fund


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           -------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP (for itself and as
                                           general partner of the China Fund)
                                           and the China Fund Ltd.